Neuberger Berman Management LLC 605 Third Avenue New York, NY 10158-3698 Tel 212.476.9000

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Neuberger Berman Management LLC
Investor Information
(877) 461-1899

NEUBERGER BERMAN REAL ESTATE SECURITIES INCOME FUND INC.
ANNOUNCES EXTENSION OF TENDER OFFER FOR
AUCTION MARKET PREFERRED SHARES

NEW YORK, NY, March 28, 2011…Neuberger Berman Real Estate Securities Income Fund Inc. (NYSEAmex: NRO) (the “Fund”) announced today that it has extended its tender offer for up to 100% of its outstanding auction market preferred shares (“AMPS”). The tender offer, which was originally scheduled to expire today, is now scheduled to expire on April 5, 2011, at 5:00 p.m. EST, unless extended further.

Approximately 63% of the outstanding AMPS have been tendered and not withdrawn as of Friday, March 25, 2011.  Even though the level of participation in the tender offer has been significant, the Fund has decided to extend the offer in order to provide AMPS holders who may still want to tender, but have not yet done so, the ability to take advantage of the Fund’s tender offer.  There can be no guarantee that there will be future liquidity for the AMPS.

The Fund is offering to purchase its AMPS at a price equal to 98% of the per share liquidation preference of $25,000 plus any unpaid dividends accrued through the expiration of the offer.

Additional terms and conditions of the tender offer are set forth in the Fund’s tender offer materials, which were distributed to AMPS holders.  This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund.  A tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents, which have been filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO and are available free of charge at http://www.sec.gov and from the Fund by calling 877-461-1899. AMPS holders should read the offer to purchase and tender offer statement on Schedule TO and related exhibits as they contain important information about the tender offer.

If you have questions about the tender offer, you can contact Okapi Partners LLC, the Fund’s information agent for the offer, toll free at (877) 796-5274 or at (212) 297-0720.

About Neuberger Berman

Neuberger Berman Group LLC is one of the world’s leading independent, employee-controlled asset management companies. As of December 31, 2010, assets under management were approximately $190 billion. Established in 1939, Neuberger Berman is a leader in a broad range of global investment solutions – equity, fixed income, and alternatives – to institutions and individuals through customized separately managed accounts, mutual funds and alternative investment products. For more information please visit our website at www.nb.com.

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Statements made in this release that look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund’s performance, a general downturn in the economy, competition from other closed-end investment companies, changes in government policy or regulation, inability of the Fund’s investment adviser to attract or retain key employees, inability of the Fund to implement its investment strategy, inability of the Fund to manage rapid expansion and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.